Global Partner Acquisition Corp II

200 Park Avenue 32nd Floor

New York, New York 10166

March 22, 2024

VIA EDGAR

Attention: Nudrat Salik

Michael Fay

Jessica Ansart

Lauren Nguyen

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Global Partner Acquisition Corp II

Registration Statement on Form S-4

Filed January 12, 2024

File No. 333- 276510

Ladies and Gentlemen:

This letter sets forth the response of Global Partner Acquisition Corp II (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 9, 2024, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-4 Filed January 12, 2024

Risk Factors

Cautionary Note Regarding Forward-Looking Statements, page xiii

1.

We note the disclosure that the satisfaction of the minimum trust account amount following redemptions by GPAC II’s public shareholders is one of the conditions to the consummation of the proposed business combination. At an appropriate section, please revise to describe the minimum trust account condition.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that there is no minimum trust account amount condition and that it has revised the disclosure on the prospectus cover and pages xiii, 44, 94 and 230 of the Revised Registration Statement accordingly.

2.

You state that “While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information.” Please clarify that you are responsible for the accuracy and completeness of the information in the prospectus.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page xiv of the Revised Registration Statement to remove the quoted language above.

Market and Industry Information, page xiii

3.

We note your disclosure that “[a]lthough we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information.” Please clarify your reference to “underwriters” in connection with this initial business combination and explain the reference to “remote sensing market.”

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page xiii of the Revised Registration Statement to remove references to underwriters and the remote sensing market.

Summary of the Proxy Statement/Prospectus

Star Power, page 2

4.

Please revise your discussion of the target, Stardust Power, to disclose that it is a newly incorporated company, formed on March 16, 2023, and to provide additional and balanced disclosure on the current state of operations, including with reference to the status of its plans to construct its initial lithium refinery and to the material partnerships on which its business strategy depends, as well as to disclose the company’s limited operating history and history of operating losses.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 2 of the Revised Registration Statement to disclose that Stardust Power is a newly incorporated company, formed on March 16, 2023, and provide additional disclosure on the current state of operations, including with reference to the status of its plans to construct its initial lithium refinery and the material partnerships on which its business strategy depends, as well as to disclose Stardust Power’s limited operating history and history of operating losses.

5.

We note the disclosure that Stardust Power is a “development stage American manufacturer of battery-grade lithium products designed to supply the electric vehicle industry and help to secure America’s leadership in the energy transition.” Revise to clarify whether Stardust Power intends on operating as a lithium exploration company and/or a manufacturer of lithium products. We note your disclosure on page 231 where you state that “Stardust Power will source lithium brine feedstock from various suppliers and may make investments upstream to secure additional feedstock. The Company seeks to sell its products to EV manufacturers as the primary market, with potential applications in other areas such as battery manufacturers, the U.S. military, and original equipment manufacturers.”

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 2 of the Revised Registration Statement to disclose that Stardust Power intends to operate a lithium refining facility and seeks to enter into letters of intent and memoranda of understanding to avail itself of brine feedstock supply.

Organizational Structure, page 3

6.

Please revise to provide organizational charts detailing all relevant entities to include appropriate information to allow a reader to fully understand the legal and economic ownership of each entity before and after the merger owned by each entity.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 4 and 5 of the Revised Registration Statement accordingly.

Equity Ownership Upon Closing, page 4

7.

Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 28, 37, 135 and 165 of the Revised Registration Statement.

8.

We note your disclosure in footnote 3 that the amount of shares held by Stardust Power does not include any shares of GPAC II Common Stock underlying the Combined Company Options. Please clarify whether the Combined Company Options are the Exchanged Company Options and please include the common shares underlying these options in the table. Additionally, we note your disclosure on the Cover Page that Stardust shareholders will also receive Exchanged Company Restricted Common Stock. Please ensure that the total potential beneficial ownership interest of Stardust in the combined company, assuming exercise and conversion of all securities, is reflected here.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 37, 135 and 136 of the Revised Registration Statement.

9.

We note your disclosure in your beneficial ownership table on page 311 that following the business combination, Roshan Pujari, is expected to own 78.65% of the combined company common stock. Please disclose whether the combined company will be a “controlled company” as defined under the relevant Nasdaq listing rules and, if so, whether you intend to rely on the exemptions as a controlled company. If applicable, please include risk factor disclosure that discusses the effect, risks and uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does expect the Combined Company to be a “controlled company” and intends to rely on the exemptions as such. The Company has revised the disclosure on the cover, the letter to shareholders and pages 27, 38, 101 and 102 of the Revised Registration Statement accordingly.

Conditions to Completion of the Business Combination Agreement, page 6

10.

Please identify each closing condition that is subject to waiver here and on pages 38 and 114-116. For example, disclose whether approval by Nasdaq of the initial listing application can be waived. Please also revise your risk factor on page 93, as applicable, to address material risks related to closing conditions that may be waived.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 8, 44, 126 of the Revised Registration Statement.

Related Agreements

Sponsor Letter Agreement, page 8

11.

We note your disclosure in footnote 5 on page 6 that the Sponsor Earnout Shares will have voting rights and rights to receive dividends prior to any forfeiture. Please revise your disclosure here or elsewhere in the summary as appropriate to disclose that the Sponsor Earnout Shares will have voting rights to receive dividends prior to any forfeiture. Please also disclose whether any of the Stardust Power Earnout Shares will have similar rights to vote unvested earnout shares.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 7, 10, 38 and 136 of the Revised Registration Statement.

The GPAC II Board’s Reasons for the Approval of the Business Combination, page 16

12.

With a view toward revised disclosure, explain how the results of technological and legal due diligence “validated the merits of Stardust Power’s business and the financial due diligence validated GPAC II’s valuation of Stardust Power.” We note that Stardust Power is a development stage company and has not commenced operations of its initial refinery.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that because Stardust Power is a development stage company and has not commenced operations of its initial refinery, in its evaluation of the potential business combination with Stardust Power, GPAC II heavily considered the national demand for lithium in connection with the production of electric vehicles, the expected growth of this demand and the lack of lithium refineries, and Stardust Power’s potential to play a large role in the lithium value chain. In addition, GPAC II and its legal and financial advisors and consultants performed due diligence reviews addressing the macro-lithium industry, Stardust Power’s business plan to participate in the lithium industry, the feasibility of such plan and their contemplated timeline, and reviewed comparable companies operating in this space. Additionally, the evaluation of Stardust Power included a discount to account for the risk inherent in an investment of a development stage company. The Company has revised the disclosure on pages 18, 19, 155 and 156 of the Revised Registration Statement.

Interests of Certain Persons in the Business Combination, page 19

13.

We note your disclosure here with respect to the amount and nature of what the sponsor and its affiliates have at risk that depends on completion of the business combination. Please revise to provide similar disclosure for the company’s officers and directors, if material. In this regard, please quantify the aggregate dollar amount and describe the nature of what the company’s officers and directors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the company’s officers and directors are awaiting reimbursement, to the extent these items are not already addressed herein.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the officers and directors of GPAC II have reimbursable expenses contingent on the close of the Business Combination. Additionally, we advise the Staff that the officers and directors of GPAC II do not own any securities of GPAC II, have not extended any loans to GPAC II, do not have any fees due to them and have not incurred any out-of-pocket expenses for which they are awaiting reimbursement.

Sources and Uses of Funds for the Business Combination, page 24

14.

Your disclosures refer to the pro forma financial information for additional information. Please better clarify how these disclosures related to sources and uses of funds correspond to the amounts presented in the pro forma financial information.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 28 and 165 of the Revised Registration Statement to remove the reference to the pro forma financial information.

Questions and Answers about the Proposals

Q: Did the GPAC II Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business, page 32

15.

We note your disclosure here, in a risk factor on page 81 and on page 132 that the GPAC II Board “believes it was reasonable to rely upon the Fairness Opinion at the time of its delivery, among a number of other factors, in concluding that the Business Combination was in the best interest of GPAC II Shareholders.” We also note the disclosure on pages 135-138 related to the various analyses conducted by the financial advisor in making its fairness determination. Please clarify why the Board believed it was reasonable to rely on the financial advisor’s finding that the business combination, including consideration to be paid to GPAC II, was fair to the public shareholders from a financial point of view when it appears that the Total Enterprise Value of $450 million implied by the Business Combination Agreement was within only one of the five implied total enterprise value ranges derived by the financial advisor, namely that derived by using total enterprise value as a multiple of LCE capacity under the selected publicly traded companies analysis.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Enclave determined that the business combination, including the consideration to be paid to GPAC II, was fair to the public shareholders from a financial point of view taking into account all analyses without placing specific reliance or weight on any individual analysis. The Company notes that the value of the consideration issued to the shareholders of Stardust Power was, in each of the five implied total enterprise value ranges derived by Enclave, either within the range (specifically, the range based upon a multiple of LCE capacity under the selected publicly traded companies analysis) or in the case of 4 of the 5 implied total enterprise values below the value range derived by Enclave. Additionally, in the evaluation of Stardust Power, GPAC II took into account the inherent risk of an investment in a development stage company. The Company has revised the disclosure on page 147 of the Revised Registration Statement.

We identified material weaknesses in our internal control over financial reporting, page 76

16.

We note your disclosure here and on page 282 regarding the material weaknesses you have identified in your internal controls over financial reporting. Please revise to clearly describe your current plans to remediate the material weaknesses including the steps taken to date. Please disclose how long you estimate it will take to complete your remediation plans and any associated material costs that you have incurred or expect to incur.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure to include additional plans to remediate the listed deficiencies on pages 85 and 86 of the Revised Registration Statement.

Even if GPAC II consummates the Business Combination, there is no guarantee that the Combined Company Public Warrants will ever be, page 93

17.

Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 51 and 52 of the Revised Registration Statement.

GPAC II does not have a specific maximum redemption threshold. The absence of such a redemption may make it possible for GPAC II, page 96

18.

We note your risk factor disclosure here that “[t]he Business Combination imposes the Available Closing Acquiror Cash Condition” and that “in no event will [you] redeem the Public Shares in an amount that would cause [y]our net tangible assets to be less than $5,000,001 (so that [you] do not then become subject to the SEC’s “penny stock” rules).” Please revise your defined terms beginning on page iii to include the Available Closing Acquiror Cash Condition. Please also revise your disclosure where you discuss closing conditions to the business combinations, including on pages 6, 38 and 114, to include both the Available Closing Acquiror Cash Condition and the minimum net tangible assets condition.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it does not have a minimum closing cash condition under the Business Combination Agreement. Additionally, in January 2024, GPAC II’s stockholders approved an amendment to GPAC II’s Amended and Restated Memorandum and Articles of Association to remove the requirement that GPAC II have net tangible assets of at least $5,000,001 prior to or upon consummation of the Business Combination. The Company has revised the disclosure on the cover and pages xiii, 43, 94 and 230 of the Revised Registration Statement accordingly.

GPAC II further notes for the Staff that the Nasdaq Global Market’s initial and continued listing criteria do not include a net tangible assets requirement. However, GPAC II acknowledges that if redemptions in connection with the Business Combination cause GPAC II’s net tangible assets to be less than $5,000,001 and the Combined Company does not meet another exemption from the “penny stock” rule (such as the Combined Company Common Stock being listed on the Nasdaq Stock Market LLC, or the price of the Combined Company Common Stock exceeding $5.00), then the Combined Company Common Stock may be a “penny stock” upon closing, which could negatively affect the trading activity in the Combined Company Common Stock in the secondary trading markets. GPAC II has revised its disclosure on the Revised Registration Statement accordingly.

Proposal No. 1 – The Business Combination Proposal

Background of the Business Combination, page 128

19.

Please revise your disclosure to provide additional detail, including timing, regarding the search process, including whether and how you sought indications of interest, how you identified potential targets, how you selected which potential target companies to review, describe the progress of your discussions with the 25 entities with which you entered into non-disclosure agreements and further explain how the field of 25 narrowed to the five potential targets with which you entered into non-binding term sheets. Please also revise to briefly describe the non-disclosure agreements and non-binding term sheets entered into with potential target companies.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 140-143 of the Revised Registration Statement.

20.

With respect to your negotiations with the five other target businesses, please expand your disclosure to discuss in greater detail the due diligence that was conducted, including whether potential targets submitted information about their products, financial statements, etc. and explain the reason why you did not pursue business combinations with each of the five potential targets. Your disclosure in this section should provide shareholders with an understanding of why other target companies were not ultimately chosen as business combination partners.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 140-143 of the Revised Registration Statement.

Negotiations with Stardust Power, page 130

21.

Please revise this section outlining your negotiations with Stardust Power to provide additional detail describing the negotiations concerning key aspects of the business combination, including, without limitation, those related to NRF initial comments on the business combination agreement provided on November 5, 2023 and revisions provided by K&E on November 13 and 14, 2023. Please also disclose the negotiation of any contingent payments to be received by target shareholders, including the Stardust Earnout Shares. Each proposal (preliminary or otherwise) and counterproposal concerning a material transaction term made should be described and the proposing party identified. Disclosure here should provide an indication of how terms evolved during the course of the discussions/negotiations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 143-146 of the Revised Registration Statement.

22.

We note your disclosure here that you engaged a number of professional advisors in connection with the proposed transaction. Please disclose when you retained Kirkland & Ellis and when you engaged each of the professional advisors including Kroll, Martyn Buttenshaw and Enclave.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Revised Registration Statement.

23.

We also note your disclosure on page 130-131 that your professional advisors including, Kroll and Mr. Buttenshaw attended meetings with representatives of GPAC II during which they discussed due diligence findings relating to the target, including its business plan. Please briefly describe the findings prepared by your advisors and provide us with your analysis of whether such findings constitute a “report, opinion or appraisal materially relating to the transaction,” as described by Item 4(b) of Form S-4. If Item 4(b) applies to such findings, please provide the information required by the item.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Kroll was engaged to perform standard background checks on Stardust Power’s board members and officers and Mr. Buttenshaw was engaged to provide commercial diligence on Stardust Power and the macro-lithium industry, Stardust Power’s business plan and the feasibility of such plan and contemplated project timeline. Additionally, the Company advises the Staff that Kroll and Mr. Buttenshaw were not engaged to provide any report, opinion or appraisal, and did not deliver a report, opinion or appraisal as specified in Item 4(b) of Form S-4, that was materially related to the proposed

Business Combination. Rather, the scope of the agreed-upon services to be provided by Mr. Buttenshaw were limited to advisory services in connection with the proposed Business Combination and the findings by Kroll were not materially related to the proposed Business Combination. Based on the foregoing, the Company respectfully submits that no disclosure is required by Item 4(b) of Form S-4.

24.

We note your disclosure on page 129 that the term sheet contemplated that Stardust Power would use its commercially reasonable efforts to arrange for a PIPE or other financing and that GPAC II would reasonably cooperate with Stardust Power in the process. We also note that a PIPE is contemplated in the ownership tables provided throughout the registration statement, including on pages 5, 33 and 123. Please revise your disclosure in this section to include any discussions that took place about the need to obtain additional financing for the combined company, such as a PIPE transaction, and the negotiation/marketing processes that have taken place, to the extent this has occurred.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Revised Registration Statement.

25.

Please disclose any discussions about continuing employment or involvement for any persons affiliated with GPAC II before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between the sponsor and additional investors.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Revised Registration Statement.

Fairness Opinion of Enclave

Introduction, page 132

26.

We note your statements on pages 132 and 135 that Enclave rendered its fairness opinion that the business combination “was fair to the Public Shareholders from a financial point of view,” that “Enclave noted the contemplated consideration (i.e., value to be relinquished) was within the estimated range,” and that “Enclave did not place any specific reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its opinion.” We also note the disclosure on pages 135-138 related to the various analyses conducted by Enclave in making its fairness determination. Please clarify on what basis, including how it took into account all analyses without placing specific reliance or weigh on any individual analysis, Enclave determined that the business combination, including consideration to be paid to GPAC II, was fair to the public shareholders from a financial point of view when it appears that the Total Enterprise Value of $450 million implied by the Business Combination Agreement was within only one of the five implied total enterprise value ranges derived by Enclave, namely that derived by using total enterprise value as a multiple of LCE capacity under the selected publicly traded companies analysis.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Enclave determined that the business combination, including the consideration to be paid to GPAC II, was fair to the public shareholders from a financial point of view taking into account all analyses without placing specific reliance or weight on any individual analysis. The Company notes that the value of the consideration issued to the shareholders of Stardust Power was, in each of the five implied total enterprise value ranges derived by Enclave, either within the range (specifically, the range based upon a multiple of LCE capacity under the selected publicly traded companies analysis) or in the case of 4 of the 5 implied total enterprise values below the value range derived by Enclave. The Company has revised the disclosure on page 147 of the Revised Registration Statement.

27.

We note your disclosure on page 134 that “Enclave’s opinion was furnished for GPAC II’s use and benefit in connection with GPAC II’s consideration of the Business Combination and was not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Enclave’s prior written consent.” Please also refer to similar language contained in the fairness opinion. This disclosure suggests that shareholders may not consider or rely on the information in the opinion. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Enclave’s belief that shareholders cannot rely on the opinion to support any claims against Enclave arising under applicable state law (e.g., the inclusion of an express disclaimer in Enclave’s engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Enclave would have no effect on the rights and responsibilities of either Enclave or the board of directors under the federal securities laws. Finally, please also revise to expressly state that the advisor consents to the use of the opinion in this registration statement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that Enclave’s opinion was issued solely to assist the GPAC II Board in its determination of whether or not to proceed with the Business Combination. Enclave was not engaged to provide its opinion to any other person or entity or for any other purposes. The Company has revised the disclosure on page 149 of the Revised Registration Statement.

Discounted Cash Flow Analysis, page 135

28.

We note your disclosure here that Enclave performed it DCE analysis using “information and data provided by Stardust Power’s management and publicly available information regarding the lithium industry to calculate the estimated present value of the future unlevered after-tax free cash flows projected to be generated by Stardust Power from January 1, 2023 to fiscal year end 2044.” Please revise to disclose any financial projections Stardust Power’s management provided to Enclave for the purpose of performing the DCF analysis and discuss all material assumptions used to develop the projections and any limitations. Please also address how the Board considered these projections and whether they were otherwise presented to the Board separately from the fairness opinion. If so, please address how the Board determined the reasonableness of the projections, especially in the context of a 21-year projection period; the extent to which alternative scenarios were provided or considered and the extent to which the probability of achieving such projections was assessed. Also discuss the possible impact if the projections are not correct and clarify when the projections were provided.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 150] of the Revised Registration Statement.

Summary of Financial Analyses, page 135

29.	With respect to each of the selected publicly traded companies analysis and the selected precedent transactions analysis, please revise your disclosure to address the following:

•

We note your disclosure with respect to the selected publicly traded companies analysis that “[e]ach of these companies were selected because they either operate exclusively in the lithium industry or have significant segments that do.” As the selected publicly traded companies and the selected precedent transactions range in company size, potential lithium business operational focus and transactional value, please revise to disclose all the criteria the advisor used to select comparable companies and transactions;

•

Given that Stardust Power is an early stage company, please disclose whether the financial advisor considered the operational history of companies when selecting comparable companies and transactions; and

•	Please disclose whether, and if so, why the financial advisor excluded any companies or transactions meeting the selection criteria from the analyses.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 152-153 of the Revised Registration Statement.

Material U.S. Federal Income Tax Consequences of the Domestication and Redemption to Public Shareholders, page 184

30.

We note your disclosure on page 184 that the Domestication “will qualify as a reorganization” and that “[t]his conclusion is not free from doubt.” It therefore appears that there is uncertainty regarding the tax treatment. If there is uncertainty regarding the tax treatment of the transactions, counsel may (1) issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty and (2) explain why it cannot give a firm opinion. For guidance, refer to Section III.B.2 of Staff Legal Bulletin 19. Additionally, we note your disclosure here that the opinion of Kirkland & Ellis LLP is to be included as Exhibit 8.1, however, we also note that it is not currently listed in the exhibit index. Please ensure that the opinion is filed as an exhibit to the registration statement.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and will include the opinion of Kirkland & Ellis LLP as Exhibit 8.1. See page 198 of the Revised Registration Statement for disclosure regarding the level of certainty regarding the tax treatment that Kirkland & Ellis LLP can provide.

Unaudited Pro Forma Condensed Combined Financial Information, page 198

31.	Please disclose the terms of the Domestication and whether its effects have been reflected in the pro forma financial information.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and submits that the disclosure has been revised to include the terms of the Domestication. See the revised disclosure beginning on page 216 of the Revised Registration Statement.

32.	Please tell us what consideration you gave to reflecting the following transactions in the pro forma financial information:

•

In October, November, and December 14, 2023, an additional aggregate of $600,383 was drawn under the January 13, 2023 Note and deposited it into the Trust Account to cover the extension through January 14, 2024;

•	Stardust Power entered into an agreement to exercise an option to purchase land for an additional amount of $1,562,030 in January 2024; and

•	In November 2023, Stardust Power entered into a new $3,000,000 SAFE note.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and submits the following responses:

•

Previously, the pro forma information did not reflect the additional draw of $600,383, which is now reflected in the historical information of the GPAC II audited financial statements as of December 31, 2023, and is therefore adequately reflected in the pro forma financial information.

•

The pro forma financial information is prepared to reflect the direct effects of the Company entering the Business Combination. We believe that the land purchase agreement reflects the consummation of a business transaction in the normal development cycle of Stardust’s business and was not a direct effect of the merger agreement between GPAC II and Stardust Power, Inc. Further, this agreement was entered into in January 2024, and the proforma financial statements are expected to reflect the information of actual transactions entered into as of the balance sheet reporting date (December 31, 2023), except for the additional $3 million SAFE Note draw which needed to be reflected to show the impact of the ultimate conversion of the Note into equity and its related impact on the exchange ratio, and therefore management has not considered this as a pro forma adjustment to the financial statements.

•

The impact of the additional $3 million SAFE Note draw that was previously reflected in the pro forma unaudited information and discussed under adjustment D, as of December 31, 2023, is now reflected in the historical balance sheet information of Stardust Power, Inc. The impact of the business combination on the SAFE Notes has also been disclosed under adjustment D.

33.

Your disclosures on page 113 indicate that each outstanding Stardust Power Option, whether vested or unvested, shall automatically convert into an option to purchase a number of shares of GPAC II Common Stock. Please clarify in your disclosures how these options are reflected in your pro forma financial information.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on pages 216-217 of the Revised Registration Statement to further clarify the treatment of the options and the RSUs. The impact of the converted options is noted primarily in the exchange ratio calculation, the share ownership table and has been reflected in the pro forma EPS calculation.

Description of the Business Combination

Anticipated Accounting for Earnout Shares

Sponsor Earnout Shares, page 200

34.

The Sponsor Earnout Shares do not meet the criteria in ASC 815-40 to be considered indexed to the combined company common stock and therefore will be classified as a liability. Please disclose the significant factors that led to this determination. Please also disclose what accounting impact there will be of the 3.5 million of Sponsor Shares that will be forfeited for no consideration.

RESPONSE:

We respectfully note the Staff’s comment and have revised the disclosure to more clearly reflect that due to the settlement provisions for the Sponsor Earnout shares including a change in control component, which is not an input to a fixed-for- fixed option pricing model, the shares are presented as a liability. Please also refer to the revised disclosure in adjustment C which discusses the accounting impact of the 3.5 million of Sponsor Shares that will be forfeited for no consideration. Please see the revised disclosure on pages 218-219 of the Revised Registration Statement.

SAFEs, page 201

35.	Please clarify in your disclosures how it was determined the number of shares of common stock of Stardust Power into which the SAFEs will convert into immediately prior to closing.

RESPONSE:

We respectfully note the Staff’s comment and have addressed this additional disclosure requirement by adding the following point in the Introduction section to the Unaudited Pro Forma Condensed Combined Financial Information:

“the conversion of $5,200,000 of outstanding SAFE into 136,605 shares of Stardust Common Stock based on a 20% discount to Stardust Common Stock value prior to conversion and subsequent conversion into 640,743 shares of New Stardust Class A Common Stock in connection with the Business Combination in accordance with the Per Share Exchange Amount as defined in the Business Combination Agreement.”

Please see the revised disclosure on page 215 of the Revised Registration Statement.

Stardust Power Earnout Shares, page 201

36.

The Stardust Power Earnout Shares have been determined to be indexed to the entity’s own stock as described in ASC 815-40 and therefore will be classified as equity. Please disclose the significant factors that led to this determination.

RESPONSE:

We respectfully note the Staff’s comment and have revised the disclosure to reflect more clearly that since the number of shares that the Earnout settles into does not vary based on the contingencies and it meets all conditions in ASC 815-40-25, it is considered indexed to the entity’s own stock as described in ASC 815-40 and therefore will be classified as equity. Please see the revised disclosure on page 219 of the document.

Unaudited Pro forma Condensed Combined Balance Sheet, page 203

37.

For adjustment (H), you are reflecting a payable to the bank of $7 million in the maximum redemption scenario as you will not have a sufficient amount of cash. Please disclose your basis for assuming that you will be able to borrow funds from a bank, including what specific financing arrangement you intend to use.

RESPONSE:

We respectfully note the Staff’s comment and have revised the unaudited pro forma condensed consolidated balance sheet as of December, 31, 2023, in adjustment K to reflect $8,810,276 of additional SAFE notes from American Investor Group Direct in accordance with the agreement, dated March 22, 2024, to provide for additional funds required to settle the redemptions under Scenario 3. Previously, the payable noted in the comment was set up primarily to permit the reflection of the 100% redemption scenario and payout to all redeeming shareholders. However, since the revised statements now reflect the assumed proceeds from the American Investor Group Direct facility, we no longer need to create any such payable to the bank, and therefore this adjustment has been revised to reflect the facts described above.

38.

For adjustment D, there appear to be multiple components including to the conversion of SAFE notes. Please separately discuss and present each of these components so it is clear what the impact is of each of these components.

RESPONSE:

We respectfully note the Staff’s comment. As the additional $2 million in proceeds have since been received and are reflected in the historical financial statements as of December 31, 2023, the adjustment has now been revised to only discuss the conversion of the SAFE notes and Common Stock into Combined Company Common Stock. Please see the revised disclosure on page 224 of the Revised Registration Statement.

39.

For adjustment (E), please disclose what your basis is for assuming a waiver of the $10.5 million of deferred underwriting commissions including if you have entered into an agreement regarding the waiver. Refer to Rule 11-01(a)(8) of Regulation S-X.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has received notice from each of UBS Securities LLC and RBC Capital Markets, LLC that the underwriters have resigned and waived the deferred compensation due to them for services rendered in connection with GPAC II’s initial public offering. No separate agreement has been entered into with the underwriters. See responses and added disclosure in response to SEC comments 59 through 63 for more information of the Revised Registration Statement.

Note 4. Loss Per Share, page 206

40.

We note the difference in the weighted average shares used for purposes of the pro forma net loss per share calculation differs from the total shares expected to be issued and outstanding after the Business Combination as disclosed on page 202. This appears to be due to note 1 which states that Stardust Power rollover equity has been adjusted for 2,779,291 unvested shares for all redemption scenarios. Please disclose your basis for this adjustment for purposes of determining your pro forma net loss per share amount.

RESPONSE:

We respectfully note the Staff’s comment and have revised the disclosure to explain the fact that the adjustment relates to early exercised shares, which although considered an issued share and considered as part of the shares issued to Stardust Power shareholders, is not considered as an issued share under ASC 260-10 and hence excluded from the calculation. Please see the revised disclosure on page 226 of the document and also note that this amount has changed to 3,735,770 due to additional shares vested during October 2023-December 2023.

Information about GPAC II

Directors and Executive Officers, page 215

41.

We note your disclosure on page 216 that your CFO and Chairman has a track record with SPACs. Please revise your disclosure to discuss any track record that your sponsor, directors, or management have with SPACs. Please provide balanced disclosure about this record, including Mr. Patel’s record with Endurance Acquisition Corp., and the outcomes of the prior transactions, including disclosing the names of SPACs, the status of each, and the dates of any successful business combinations.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 235-236 of the Revised Registration Statement.

Business of Stardust Power

Company Overview and History, page 231

42.

We note your disclosure here that Stardust Power’s mission is to be committed to producing battery-grade lithium products “in a sustainable manner” and that it “strives to build sustainability into each step of its process.” Please revise to define the terms “sustainable” and “sustainability” as used here and throughout the prospectus at first use.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has defined “Sustainability” in the Revised Registration Statement as business operations and processes that Stardust Power believes generally have a positive environmental and/or social impact on page xii.

43.

We note your disclosure that once completed, Stardust Power expects that its Facility to be one of the largest lithium refineries in the U.S. Revise to provide a basis for this statement given Stardust Power’s development stage.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in response to the Staff’s comment numbers 43 and 48, it has provided additional disclosure on Stardust Power’s total addressable market (“TAM”), which is the U.S. domestic market, and why Stardust Power expects to emerge as one of the largest refineries in the U.S. (please refer to pages 255), to provide the size of the U.S. market in terms of LCE, and potential market share of Stardust Power. Further, we have provided additional disclosure to state Stardust Power’s estimated market from the demand side by computing how many EVs can be supplied by the facility.

44.

We note your disclosure that “Stardust Power will source lithium brine feedstock from various suppliers” and that the company “seeks to sell its products to EV manufacturers as the primary market.” Please revise your disclosure here to also discuss, as you do in risk factors on pages 61 and 53, that there is uncertainty related to whether and how much economically recoverable lithium exists on properties of Stardust Power’s partners and that these partnerships may not yield desired economic results. Please also revise your discussion of Stardust Power’s target market to explain that it is not currently marketing or selling its products and currently has no customers.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised disclosure on page 252 to reflect the related uncertainty with respect to economically recoverable lithium on properties of Stardust Power’s partners and the risk that these relationships may not yield the desired economic results. Further, Stardust Power has revised its disclosure to provide additional explanation that is not currently marketing or selling its products and the Company currently does not have any customers.

45.

We note your disclosure here discussing the “illustrative incentive analysis for up to $257 million in performance-based incentives from the State of Oklahoma (covering Phase 1 and 2)” related to setting up Stardust Power’s refinery facility. Please revise your disclosure here or elsewhere in this section of your registration statement to provide further detail regarding the illustrative incentive analysis, including what the specific performance-based incentives are, any milestones that the company must achieve in order to receive each incentive, the value of each performance-based incentive, and to discuss the anticipated timeline for achieving the milestones and receiving the related incentives. Please make corresponding revisions in the section of your disclosure starting on page 261 where you discuss the company’s planned refinery.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to include additional details on the specific performance-based incentives and the metrics to be achieved to receive the performance-based incentives of Stardust Power on pages 275 and 276 of the Revised Registration Statement.

The timelines for obtaining these incentives are dependent on the commissioning Phase 2 for the facility, as certain job creation will not be achieved until Phase 2 is complete. Consequently, Stardust Power is unable to provide specific timelines at this time.

Lithium Industry, page 232

46.

We note your disclosure throughout this section discussing the various lithium industry trends, including discussion of market opportunity including your statement on page 235 that “there’s an important piece missing between mine and manufacturing: turning lithium ore into the purer lithium carbonate or lithium hydroxide needed for batterie.” Given that you intend to operate a refinery in the U.S. to address this market opportunity, please revise your discussion of the industry and market opportunity to address more specifically your business focus, the potential demand for these facilities, challenges presented to entering this market and the current refinery competitive landscape.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure to reflect and reiterate the focus of Stardust Power’s business model on non-hardrock mining sources such as brine feedstock, as opposed to hardrock lithium sources, for manufacturing battery grade lithium on page 262 of the Revised Registration Statement. Further, the revised disclosure addresses the potential demand for the product and facilities and additional context for the competitive landscape and market challenges on pages 276-277.

47.	Please revise all graphs and figures throughout this section so that all fonts are clearly legible.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has updated the graphs and figures to make them more clearly legible.

Overall Market Opportunity, page 235

48.

We note your disclosure here that “the global lithium market was valued at $4.65 billion in 2021 and is expected to grow at a compound annual growth rate of 13.5% between 2023 to 2028.” Given that Stardust Power’s aim is to be “one of the largest suppliers of battery-grade lithium ion in the U.S.,” please revise your disclosure to state how much of the global lithium market you believe is considered to be Stardust Power’s total addressable market. In your revised disclosure, please also further describe the addressable market and substantiate the reasons for your belief.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure to reflect Stardust Power’s focus on catering to its addressable market: the U.S. domestic market. Further, the Company has added market-size data in terms of LCE, for the global market on pages 256-257, to provide the global perspective, and for the U.S. market on pages 254-255, which is Stardust Power’s addressable market. Please also refer to our response to Staff’s comment number 43.

Stardust Power’s Strategy, page 256

49.

We note your disclosure here that “Stardust Power’s strategy is to limit technology risk by deploying established, proven technologies from best-in-class partners.” We also note, however, your disclosure in a risk factor on page 67 where you state that Stardust Power’s success as a producer of lithium depends in part on the implementation of direct lithium extraction technologies and that “the technology for DLE remains in development” with “only a handful of projects already in commercial construction.” Please revise your disclosure here to clarify how you intend to “limit technology risk by deploying established, proven technologies from best-in-class partners” given that Stardust Power’s business depends on developmental-stage technology.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 74, 255, 260-263, 272, 276, and 277 respectively, to highlight that refinery activity, which is mid-stream, will be deploying off the shelf, established, proven technologies, while also using emerging DLE technology, which is upstream, and to further substantiate how Stardust Power intends to limit risks associated with the emerging DLE technology by engaging suppliers and other partners with specialized knowledge in the DLE field.

50.

We note your disclosure here that Stardust Power “has engaged Hatch Ltd. to provide technical reporting and feasibility leveraging their lithium industry expertise, as well as Enercon Services Inc. to conduct various environmental studies that are a prerequisite to set up the Facility.” We further note that a Critical Issues Analysis, a Phase I Environmental Site Assessment and Project Readiness Assessment have been conducted. Please revise your disclosure to discuss the material findings of this analysis and assessment. We also note that a geotechnical analysis was commissioned and is expected to be completed in Q1 2024. Please revise your disclosure to discuss the objectives of this report and its significance to your plans to construct a refinery.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure to include any material findings of the analysis and assessment of the Critical Issues Analysis, the Phase I Environmental Site Assessment and Project Readiness Assessment, and Oklahoma Gas and Electric Substation Feasibility as well as objectives and conclusions of the geotechnical report on pages 264-266.

The Site, page 257

51.

We note your disclosure here that the property is currently under an Exclusive Option to Purchase Agreement and that on January 10, 2024, Stardust Power entered into an agreement to exercise the option and purchase the land for an additional amount of $1,562,030. Please revise your disclosure to include all material terms of these agreements, including any termination provisions. Please also revise your disclosure to clarify whether Stardust Power has already exercised its option and purchased the land or when it will do so pursuant to the agreement. Finally, please file these agreements as exhibits to your registration statement. Alternatively, advise us why such agreements are not material and required to be filed. See Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure to include the material terms of these agreements and the termination provisions on pages 263-264 of the Revised Registration Statement. Further, the Company has included additional disclosure regarding Stardust Power’s exercise of the option to purchase the land. The Company further advises the Staff that it will file the Purchase and Sale Agreement in the next amendment.

Exploration and Extraction, page 259

52.

With respect to each of your material agreements with QX Resources, Zelandez Ltd, Geolith, Hatch Ltd. and Enercon, please revise your disclosure to discuss all material terms of these agreements, including:

•	the nature and scope of any intellectual property transferred;

•	each parties’ rights and obligations;

•	quantification of all up-front or execution payments received or paid to date;

•	aggregate amounts paid or received to date under the agreement;

•	aggregate amounts of all potential development, regulatory and commercial milestone payments;

•	quantification of the royalty rate, or a range no greater than 10 percentage points per tier;

•	disclosure of the duration of the agreement and when royalty provisions expire; and

•	disclosure of termination provisions.

Please also file these agreements as exhibits to your registration statement. Alternatively, advise us why such agreements are not material and required to be filed. See Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure covering the applicable information as requested on pages 267-268.

The Company further advises the Staff that it will file the agreements between Stardust Power and each of IGX Minerals, QX Resources Limited and Usha Resources Inc. in the next amendment. However, the Company does not believe that the agreements between Stardust Power and each of Zelandez Ltd., Geolith, Hatch Ltd. and Enercon constitute ‘material agreements’ that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Zelendez. The Company respectfully advises the Staff that the memorandum of understanding with Zelandez is a non-binding expression of intent to acquire materials from Zelandez and does not create binding obligations on the part of either party to supply or purchase any materials. Stardust Power has not paid, and is not obligated to pay, any amounts to Zelandez prior to the negotiation and execution of binding agreements. Furthermore, the memorandum of understanding, and any agreements that might ultimately be executed pursuant to the memorandum of understanding, are the types of agreements that ordinarily accompany the business proposed to be conducted by Stardust Power and have been, and would be, entered into in the ordinary course of Stardust Power’s business. Accordingly, the Company does not believe that the Zelandez memorandum of understanding is required to be filed.

Geolith. The Company respectfully advises the Staff that the memorandum of understanding with Geolith is a non-binding expression of intent to explore certain business opportunities between the parties relating to extraction technologies and does not create binding obligations on the part of either party to purchase or supply any assets. Stardust Power has not paid, and is not obligated to pay, any amounts to Geolith prior to the negotiation and execution of binding agreements. Furthermore, the memorandum of understanding, and any agreements that might ultimately be executed pursuant to the memorandum of understanding, are the types of agreements that ordinarily accompany the business proposed to be conducted by Stardust Power and have been, and would be, entered into in the ordinary course of Stardust Power’s business. Accordingly, the Company does not believe that the Geolith memorandum of understanding is required to be filed.

Hatch. The Company respectfully advises the Staff that the agreement between Stardust Power and Hatch (a service provider) relating to certain studies performed by Hatch is the type of agreement that ordinarily accompanies the business proposed to be conducted by Stardust Power and has been entered into in the ordinary course of Stardust Power’s business. The agreement does not relate to the purchase and sale of any products, and the Company is not substantially dependent on the Hatch agreement to conduct its business. Accordingly, the Company does not believe that the Hatch agreement is required to be filed.

Enercon. The Company respectfully advises the Staff that the agreement between Stardust Power and Enercon (a service provider) relating to due diligence performed by Enercon is the type of agreement that ordinarily accompanies the business proposed to be conducted by Stardust Power and has been entered into in the ordinary course of Stardust Power’s business. The agreement does not relate to the purchase and sale of any products, and the Company is not substantially dependent on the Enercon agreement to conduct its business. Accordingly, the Company does not believe that the Enercon agreement is required to be filed.

53.

In your description of each partnership or memorandum of understanding in this section, please revise to include more specific disclosures with respect to the timelines, status, estimated costs and potential need for additional financing to complete each described Phase.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 267-268 of the Revised Registration Statement regarding the existing memorandum of understandings with each partner. Further, the Company advises the Staff that given that Stardust Power is a development stage company, and definitive agreements are yet to be executed with respect to the partnerships, they are unable to provide disclosures on anticipated overall timelines, status and estimated costs. Additionally, disclosures on financing have been provided under a separate subsection titled “Financing” regarding expected financing requirements for project completion. See pages 273-274 of the Revised Registration Statement.

EPCM Model, page 261

54.

We note your disclosure here that Hatch was expected to be starting the front-end loading (FEL-1) on December 11, 2023. Please revise your disclosure to provide the current status of this study and to summarize the material findings and determinations that have resulted from the study.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment, and the Company has updated its disclosure on page 268 of the Revised Registration Statement to provide the current status of the study, and has made additional disclosures on the details of the Scoping (FEL-1) study. However, the study is still on-going and material findings and determinations have not yet been completed.

Competitive Strengths, page 268

55.

We note your disclosure here discussing that Stardust Powers “will rely on its competitive strengths,” including a “refinery optimized for multiple inputs,” “speed to market,” and “limited technology risks.” Given Stardust Power’s current status as a development stage company without an operational facility, please revise to clarify the discussion of these strengths so as not to give the impression that these are current realized strengths.

RESPONSE:

The Company respectfully acknowledges the Staff’s query, the Company has clarified and updated its disclosure regarding its competitive strengths on pages 276-277 of the Revised Registration Statement.

Certain Relationships and Related Party Transactions

Services Agreement with VIKASA Capital Partners LLC (VCP), page 308

56.

We note your disclosure here relating to Stardust Power’s Services Agreement, as amended, with VIKASA Capital Partners LLC (VCP) for certain corporate and advisory services. We also note that pursuant to this agreement, nearly $1.0 million has been paid to VCP for its services since March 2023. Please revise your disclosure here to include the term of the agreement and any termination provisions. Please also file the agreement and amendments thereto as exhibits to the registration statement or alternatively provide us your analysis for why these are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

The Company respectfully acknowledges the Staff’s query, the Company has clarified and updated its disclosure accordingly on page 317 of the Revised Registration Statement. This is a general services contract for a limited period of time. The Company further advises the Staff that it will file the Services Agreement in the next amendment.

Global Partner Acquisition Corp II

Condensed Statements of Operations, page F-26

57.

Based on disclosures on page 225, you negotiated settlement and release agreements with various creditors in exchange for certain payments made and resulting in the reversal of accruals totaling approximately $2,961,000 which is included as a credit to operating expenses. Please help us better understand how you determined the appropriate accounting for and statements of operations presentation for this gain amount. Specifically, please tell us the nature of these costs and how they were reflected on your financial statements at the time of recording the costs. Please also address how you determined the gain should be reflected in income from operations rather than other income(expense).

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the original costs were for legal and diligence services related to potential business combinations that were performed prior to the transfer of control of the Sponsor from Endurance Global Partner II, LLC to the existing controlling party of the Sponsor, Antarctica Capital Partners, LLC. At the time the costs were recorded, these costs were reflected as costs from operations. The negotiated settlement and release with the creditors resulted in the reversal of accruals totaling approximately $2,961,000. The Company believes this presentation is consistent with interpretive guidance from the Securities and Exchange Commission related to income statement presentation of items that do not meet the criteria for classification as an extraordinary item and FASB ASC paragraph 225-20-45-16. The costs are not both unusual and infrequent, as they are of a type related to ordinary and typical activities of a SPAC. The forgiveness of these costs is also not considered unusual and infrequent as many SPACs towards the end of their finite life, or after a change in sponsor, receive forgiveness from operating expenses. Additionally, because the original costs were costs from operations, the Company reflected the reversal consistently (rather than under other income/expense). Due to their materiality, the reversal of accruals was included as a separate line item in operations.

Stardust Power Inc. and Subsidiary

Note 12. Subsequent Events, page F-60

58.

We note the purchase of 14,256,000 shares of QX Resources Limited, a company listed on the Australian Securities Exchange that focuses on exploration and development of battery minerals, for $200,000. Please expand your disclosures in the subsequent events note to address the percentage of shares purchased and correspondingly how you intend to account for this investment. Please also address what consideration was given to reflecting this transaction in the pro forma financial information.

RESPONSE:

The Company respectfully notes the Staff’s comment and respectfully submits that additional disclosures to address the comment have been made in page 282 and Notes F-43 and F-44 to the financial statements of Stardust Power under the heading Note 4 - “Investment”. Please note this information was previously reflected in the Subsequent Events footnote, and since it is now accounted for in the historical audited consolidated financial statements for the period ended December 31, 2023, the disclosures related to the above investment have been made in accordance with ASC 321.

General

59.

We note your disclosure in a risk factor on page 97 that “UBS Securities LLC and RBC Capital Markets, LLC, the underwriters for the GPAC II initial public offering, have each agreed to waive the deferred underwriting commission.” Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC’s current relationship with UBS Securities LLC and RBC Capital Markets, LLC. Revise your relevant disclosure referring to the payment of deferred underwriting commissions.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure beginning on page 227 of the Revised Registration Statement.

60.

Please describe what relationship existed between each of UBS Securities LLC and RBC Capital Markets, LLC and GPAC II after the close of the IPO, including any financial or merger-related advisory services conducted by either UBS Securities LLC or RBC Capital Markets, LLC. For example, clarify whether UBS Securities LLC or RBC Capital Markets, LLC had any role in the identification or evaluation of business combination targets.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that no relationship existed between GPAC II and either of UBS Securities LLC or RBC Capital Markets, LLC (each, an “Underwriter”) following the closing of the IPO and that neither Underwriter was engaged to provide any financial or merger-related advisory services in connection with the Business Combination. Neither Underwriter had any role in the identification or evaluation of business combination targets. In Response to the Staff’s Comment, the Company has revised the disclosure on pages 227-228 of the Revised Registration Statement.

61.

Tell us whether UBS Securities LLC or RBC Capital Markets, LLC was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. Further, please clarify that UBS Securities LLC and RBC Capital Markets, LLC claim no role in the SPAC’s business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement.

RESPONSE:

The Company respectfully acknowledges the Staff’s Comment and advises the Staff that neither Underwriter was involved in the preparation of, or analysis underlying, any disclosure in the Registration Statement. In Response to the Staff’s Comment, the Company has revised the disclosure on pages 227-228 of the Revised Registration Statement.

62.

Please tell us whether you are aware of any disagreements with UBS Securities LLC or RBC Capital Markets, LLC regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that UBS Securities LLC and RBC Capital Markets, LLC were to be compensated, in part, on a deferred basis for their underwriting services in connection with the SPAC IPO and such services have already been rendered, yet UBS Securities LLC and RBC Capital Markets, LLC are waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it is not aware of any disagreements with the Underwriters regarding the disclosure in its Registration Statement. In Response to the Staff’s Comment, the Company has revised the disclosure on pages 110, 227 and 228 of the Revised Registration Statement.

63.

Disclose whether UBS Securities LLC or RBC Capital Markets, LLC provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why UBS Securities LLC and RBC Capital Markets, LLC were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that UBS Securities LLC and RBC Capital Markets, LLC have performed all their obligations to obtain the fee and therefore are gratuitously waiving the right to be compensated.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 110, 227 and 228 of the Revised Registration Statement.

64.

We note your disclosure throughout the registration statement, including in footnote 6 on page 6, that Stardust Power is contemplating conducting a private placement or equity raise prior to closing that will result in the issuance of 10 million shares of combined company common stock for $100 million at closing. Please revise your disclosure to discuss the purpose of this private placement or equity raise, including whether it is being conducted to meet any specific closing conditions with respect to the business combination and what are the intended use of proceeds. Please also clarify whether the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placement or equity raise. Please also ensure that your disclosure in your risk factors reflects all risks to shareholders related to this transaction, including the potential dilutionary impact to non-redeeming shareholders.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company is currently contemplating conducting a private placement or equity raise prior to or concurrently with closing. Pursuant to the terms of the Business Combination Agreement, GPAC II shall use commercially reasonable efforts to sell securities of the GPAC II in an amount not to exceed $150 million and Stardust Power shall use commercially reasonable efforts to sell Stardust Power securities in a private placement on terms mutually agreed to by GPAC II and Stardust Power. The raise of additional funds is not a closing condition. The Company has revised the disclosure on pages 7 and 137 of the Revised Registration Statement.

We respectfully request the Staff’s assistance in completing the review of the Revised Registration Statement as soon as possible. Please contact Peter Seligson of Kirkland & Ellis LLP at (212) 446-4756 or Anne G. Peetz of Kirkland & Ellis LLP at (713) 836-3711 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

GLOBAL PARTNER ACQUISITION CORP II

/s/ Chandra R. Patel
Name:	Chandra R. Patel
Title:	Chief Executive Officer

Enclosures

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP

Peter Seligson, P.C., Kirkland & Ellis LLP

Anne G. Peetz, Kirkland & Ellis LLP